                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 5)



                The American Materials & Technologies Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   027397 10 8
                                 (CUSIP Number)

                                  E.F. Jackman,
                  Vice President, General Counsel and Secretary
                              Cytec Industries Inc.
                           Five Garret Mountain Plaza
                             West Paterson, NJ 07424
                                 (973) 357-3100
                       Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                               September 25, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 13d-1(g), check the following box / /


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
CUSIP No. 027397 10 8

      1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
            Cytec Industries Inc.; IRS 22-3268660.

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)  / /
            (b)  /X/

      3)    SEC Use Only

      4)    Sources of Funds (See Instructions)
            WC

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
            / /

      6)    Citizenship or Place of Organization
            Delaware

Number of Shares           7) Sole Voting Power
Beneficially Owned                     771,000
by Each Reporting
Person With                8) Shared Voting Power

                           9) Sole Dispositive Power
                                       771,000

                           10) Shared Dispositive Power

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                       771,000

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
            /X/

      13)   Percent of Class Represented by Amount in Row (11)
                                       17.0%

      14)   Type of Reporting Person (See Instructions)
            CO


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
CUSIP No. 027397 10 8

      1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
            CAM Acquisition Corp.

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
            (b)  /X/

      3)    SEC Use Only

      4)    Sources of Funds (See Instructions)
            N.A.

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
            / /

      6)    Citizenship or Place of Organization
            Delaware

Number of Shares                    7) Sole Voting Power
Beneficially Owned                          0
by each Reporting
Person With                         8) Shared Voting Power
                                            0

                                    9) Sole Dispositive Power
                                            0

                                    10) Shared Dispositive Power
                                            0

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                            0

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)
            /X/

      13)   Percent of Class Represented by Amount in Row (11)
            0.0%

      14)   Type of Reporting Person (See Instructions)
            CO


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
      This Amendment No. 5 amends the Schedule 13D filed by Cytec Industries Inc. ("Cytec") and CAM Acquisition Corp. ("Merger Sub") dated September 8, 1998 (as previously amended by Amendments Nos. 1, 2, 3 and 4 (the "Schedule 13D"), relating to The American Materials & Technologies Corporation ("AMT").

      Items 4, 5 and 6 of the Schedule 13D are hereby amended to add the following disclosure.

      From September 23, 1998 through September 29, 1998, Cytec purchased an additional 85,100 shares of AMT Common Stock on the open market and purchased privately 68,000 shares including a proxy to vote such shares at the Special Meeting. Cytec's beneficial ownership of AMT Common Stock has accordingly increased to approximately 17.0% based on advice from AMT that there were 4,538,621 shares of its common stock outstanding at September 22, 1998. Cytec has sole power to vote or direct the vote and to dispose or direct the disposition of such shares, provided Cytec does not have the right to vote or direct the vote at the Special Meeting of shares of AMT Common Stock with respect to which it became the beneficial owner of record after August 31, 1998 other than the 68,000 shares discussed above.

      Schedule 2 to the Schedule 13D is hereby amended to disclose the additional purchases set forth below:

                                 STOCK PURCHASES

              No. of             Share
Trade Date    Shares             Price           Commission            Total
----------    ------             -----           ----------            -----
9/23/98          400            5.31250              16.00           2,144.00*
9/23/98        3,000            5.37500              80.00          16,205.00
9/23/98       28,000            5.43750           1,120.00         153,370.00
9/24/98        2,500            5.46875             100.00          13,771.88
9/24/98        4,000            5.50000             160.00          22,160.00
9/24/98        5,000            5.43750             160.00          27,347.50
9/24/98        1,000            5.37500              40.00           5,418.00*
9/25/98        1,200            5.25000              48.00           6,351.00*
9/25/98        3,000            5.37500             120.00          16,245.00
9/25/98        3,000            5.28125             120.00          15,963.75
9/25/98        1,500            5.34375              60.00           8,075.63
9/25/98        3,000            5.40625             120.00          16,338.75
9/25/98        1,000            5.43750              40.00           5,477.50
9/25/98        1,000            5.46875              40.00           5,508.75
9/25/98        1,000            5.37500              40.00           5,418.00*
9/28/98        2,000            5.46875              77.00          11,014.50
9/28/98        7,500            5.43750             300.00          41,081.25
9/28/98       17,000            5.40625             680.00          92,589.25*
9/29/98       68,000            5.56250                            378,250.00

          *Includes $3.00 service charge.


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
Schedule 2 is also hereby amended to delete reference to the purchase of 1,500 shares on September 18, 1998 at a price of $5.00 per share which reference was an error.

Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.

Item 7.           Material to be Filed as  Exhibits

A. Agreement and Plan of Merger dated as of July 8, 1998 by and among Cytec, Merger Sub, and AMT and Amendment to the Agreement and Plan of Merger dated as of August 25, 1998 (incorporated by reference to exhibit 2.1 to Cytec's Registration Statement on Form S-4, Registration Number 333-62287).

B. Stockholders Agreement dated as of July 8, 1998 by and among Cytec, Merger Sub, AMT, Paul W. Pendorf, Steven Georgiev, Robert V. Glaser and Buster C. Glosson (incorporated by reference to exhibit 2.2 to Cytec's Registration Statement on Form S-4, Registration Number 333-62287).

C. Description of the Stockholders Agreement and the Merger Agreement incorporated by reference from Cytec's Registration Statement on Form S-4, Registration Number 333-62287 (previously filed).

D. Stock Purchase Agreement, dated as of September 29, 1998 by and between The Newton Fund L.P. and Cytec.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      CYTEC INDUSTRIES INC.


Date: September 29, 1998              By /s/ E. F. Jackman
                                         -----------------
                                         E. F. Jackman
                                         Vice President

                                      CAM ACQUISITION CORP.


                                      By /s/ E. F. Jackman
                                         -----------------
                                         E. F. Jackman
                                         Vice President


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